UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-4682

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Thomas & Betts Corporation
Employees’ Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Plans Committee of Thomas & Betts Corporation
Thomas & Betts Corporation Employees’ Investment Plan:
      We have audited the accompanying statements of net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004 and the schedule of assets (held at end of year). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in Schedule 1 is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.
KPMG LLP
Memphis, Tennessee
June 16, 2005

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2004	2003

PLAN ASSETS
Investments at fair value:
Mutual Funds	$107,806,662	$99,093,197
Thomas & Betts Corporation Stock Fund	11,484,111	9,626,932

Total investments at fair value	119,290,773	108,720,129
Employee Loan Fund (at cost)	4,051,238	3,682,358
Vanguard Retirement Savings Trust (at contract value)	23,986,711	24,065,497

Total investments	147,328,722	136,467,984
Receivables from Thomas & Betts Corporation:
Employee contributions	35,691	32,724
Employer contributions	18,694	17,174

Total receivables	54,385	49,898

Total assets	147,383,107	136,517,882
LIABILITIES — Accounts payable	22,942	—

NET ASSETS AVAILABLE FOR BENEFITS	$147,360,165	$136,517,882

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,

	2004	2003	2002

Investment income (loss):
Interest and dividends	$4,132,175	$3,187,793	$3,214,098
Net appreciation (depreciation) in fair value of investments:
Net realized gain (loss) on sales of investments	(489,338)	(3,556,279)	(5,322,381)
Unrealized appreciation (depreciation) of investments	11,547,788	23,523,817	(16,737,290)

	11,058,450	19,967,538	(22,059,671)

Total investment income (loss)	15,190,625	23,155,331	(18,845,573)
Contributions:
Employees	7,763,108	7,338,537	8,013,334
Employer	2,819,069	1,586,383	3,396,146

Total contributions	10,582,177	8,924,920	11,409,480

Administrative expenses	(113,539)	(109,513)	(134,303)
Withdrawals	(14,816,980)	(15,202,406)	(19,211,350)

Net increase (decrease)	10,842,283	16,768,332	(26,781,746)
Net assets available for benefits:
Beginning of year	136,517,882	119,749,550	146,531,296

End of year	$147,360,165	$136,517,882	$119,749,550

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1: Plan Description

General
      The Board of Directors of Thomas & Betts Corporation (the “Corporation”) adopted the Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) on April 4, 1984, effective July 1, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, participation, enrollment, participant and employer contributions, vesting, forfeitures, loans, withdrawals, distributions, and other Plan provisions are described in detail in the Plan document.

Employee and Employer Contributions
      An eligible covered employee may participate in the Plan by electing to authorize before-tax contributions in an amount equal to any whole percentage of his or her compensation up to 30% (15% prior to July 1, 2002) each payroll period. In 2004, 2003 and 2002, the Corporation matched 75% of the amount of a participant’s before-tax contributions up to 3% of compensation and 50% of the amount of a participant’s before-tax contribution over 3% and up to 5% of compensation, subject to regulatory limitations.
      An eligible covered employee who has attained age 50 before the end of a Plan year may also elect to make before-tax catch-up contributions. The Corporation does not make any matching contributions with respect to before-tax contributions in excess of 5% of compensation for a payroll period or any catch-up contributions.

Investment Funds
      Assets of the Plan are held in the following funds. The following descriptions were provided by the respective investment managers.

(1) Thomas & Betts Corporation Stock Fund — invests in common stock of the Corporation and the Vanguard Federal Money Market Fund.

(2) Vanguard 500 Index Fund — invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor’s 500 index.

(3) Vanguard U.S. Growth Fund — invests in high-quality, established growth stocks of companies based in the United States.

(4) Vanguard Wellington Fund — balanced fund that invests in common stocks (with emphasis on “blue chip” stocks), corporate bonds, U.S. Government securities and preferred stock.

(5) Vanguard International Growth Fund — invests in the stocks of companies located outside the United States.

(6) Vanguard Windsor II Fund — invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

(7) Vanguard Retirement Savings Trust — collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

(8) Vanguard Extended Market Index Fund — seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

(9) Vanguard Total Bond Market Index Fund — seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

(10) Vanguard Capital Opportunity Fund — aggressive growth stock mutual fund that invests mainly in U.S. stocks, with an emphasis on companies that have prospects for rapid earnings growth.

(11) Vanguard Explorer Fund — small-company growth stock mutual fund that invests in a diversified group of small-company stocks with prospects for above-average growth.

(12) Vanguard LifeStrategy Conservative Growth Fund — invests in five other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 40% of assets to common stock and 60% to bonds.

(13) Vanguard LifeStrategy Growth Fund — invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds.

(14) Vanguard LifeStrategy Income Fund — invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 20% of assets to common stocks and 80% to bonds.

(15) Vanguard LifeStrategy Moderate Growth Fund — invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds.

(16) Vanguard PRIMECAP Fund — seeks long-term capital appreciation, using a fundamental approach to invest in growth-oriented companies at attractive valuation levels. The fund has the flexibility to invest across all market capitalizations and industry sectors, although holdings are generally large- and mid-capitalization stocks.

(17) Vanguard Growth Index Fund — seeks to track the investment performance of the Morgan Stanley Capital International US Prime Market Growth Index, an unmanaged benchmark representing large U.S. firms, primarily large-capitalization stocks.
      Each participating employee may direct before-tax contributions in any one or more of the above funds. The Corporation’s contribution is allocated among the funds in the same proportion as the employee’s before-tax contribution. Each employee may change the amount and allocation

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group on any business day.

Participant Loans
      The Plan permits active participants with vested accrued benefits of at least $2,000 to borrow directly from their account. Participants may borrow a minimum of $1,000 up to the lesser of 50% of their vested accrued benefit or $50,000, less any outstanding loans, for a period of up to 5 years. The interest rate charged is generally one percentage point greater than the prime rate on the first business day of the month in which the loan is granted. This rate does not change for the life of the loan. Loan repayments credited to a particular account of a participant are reinvested in proportion to the participant’s most recent investment directive.
Note 2: Accounting Policies

Basis of Accounting
      The accompanying financial statements have been prepared on the accrual basis.

Use of Estimates in Preparation of Financial Statements
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Valuation
      The Plan’s investments are stated at fair value except for the Employee Loan fund and the Vanguard Retirement Savings Trust. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Corporation’s stock within the Thomas & Betts Corporation Stock fund is valued at its quoted market price. Employee loans are valued at cost, which approximates fair value. The Vanguard Retirement Savings Trust is valued at contract value as it is fully benefit responsive. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.
      The Vanguard Group has been designated by the Board of Directors of the Corporation as the plan trustee.
Note 3: Amendments to The Plan
      In 2002, the Corporation amended the Plan to (i) reflect the Economic Growth and Tax Relief Reconciliation Act of 2001, (ii) increase the percentage of compensation that non-highly compensated employees may contribute on a before-tax basis, (iii) permit catch-up contributions, (iv) add certain new investment funds and eliminate closed investment funds, (v) reflect regulations issued regarding minimum required distributions, (vi) provide that the Plan administrator shall make initial determinations regarding claims filed under the Plan (effective

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
July 1, 2002), (vii) provide for “mirror voting” for any shares of Corporation common stock held under the Plan for which voting instructions are not provided, (viii) change the testing methodology utilized for the Actual Deferral Percentage (ADP) and Average Contribution Percentage (ACP) tests, (ix) provide for full vesting of the accounts of certain participants affected by divestitures and various plant closings, and (x) make certain additional changes.
      In 2003, the Corporation amended the Plan to (i) eliminate the stated formula for determining the amount of matching contributions and provide that the amount of matching contributions, if any, to be made will be determined by the Corporation, in its sole discretion, and (ii) change the definition of compensation used for purposes of applying certain Internal Revenue Code limits, in an effort to simplify administration.
      There were no material amendments to the Plan in 2004.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Note 4: Investments
      The following table presents investments at December 31, 2004 and 2003.

	2004		2003

	Number of		Number of
	shares/units		shares/units
	or principal		or principal
	amount	Fair Value	amount	Fair Value

Investments at fair value as determined by quoted market price:
Thomas & Betts Corporation Stock
Fund	1,139,297	11,484,111	1,276,781	$9,626,932
Vanguard 500 Index Fund	275,512	30,758,162	292,111	29,991,010
Vanguard U.S. Growth Fund	873,047	14,125,902	956,085	14,494,252
Vanguard Wellington Fund	1,019,501	30,778,745	1,007,055	29,013,259
Vanguard International Growth Fund	270,047	5,093,095	266,901	4,305,109
Vanguard Windsor II Fund	252,078	7,746,370	244,972	6,489,298
Vanguard Extended Market Index Fund	123,743	3,880,577	118,874	3,169,186
Vanguard Total Bond Market Index Fund	644,719	6,621,267	671,060	6,918,633
Vanguard Capital Opportunity Fund	99,336	3,056,563	57,771	1,467,963
Vanguard Explorer Fund	19,679	1,467,487	14,248	934,957
Vanguard LifeStrategy Conservative Growth Fund	26,174	399,410	16,071	233,678
Vanguard LifeStrategy Growth Fund	43,442	870,573	25,964	471,514
Vanguard LifeStrategy Income Fund	38,507	521,006	34,613	456,889
Vanguard LifeStrategy Moderate Growth Fund	50,216	899,362	16,639	276,378
Vanguard PRIMECAP Fund	23,565	1,468,106	13,807	732,320
Vanguard Growth Index Fund	4,545	120,037	5,568	138,751

		119,290,773		108,720,129
Investments at contract value:
Vanguard Retirement Savings Trust	23,986,711	23,986,711	24,065,497	24,065,497

Investments at cost:
Employee Loan Fund	4,051,238	4,051,238	3,682,358	3,682,358

Total Investments		$147,328,722		$136,467,984

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
      A summary of net realized gains/losses on sales of investments for the years ended December 31, 2004, 2003, and 2002 follows:

	Proceeds		Net Realized
	From Sales	Cost	Gain (Loss)

2002
Thomas & Betts Corporation Stock
Fund	$2,742,422	$3,603,274	$(860,852)
All other investments	45,339,095	49,800,624	(4,461,529)

	$48,081,517	$53,403,898	$(5,322,381)

2003
Thomas & Betts Corporation Stock
Fund	$2,500,531	$3,476,023	$(975,492)
All other investments	28,398,409	30,979,196	(2,580,787)

	$30,898,940	$34,455,219	$(3,556,279)

2004
Thomas & Betts Corporation Stock
Fund	$2,401,929	$2,323,503	$78,426
All other investments	26,698,085	27,265,849	(567,764)

	$29,100,014	$29,589,352	$(489,338)

      A summary of unrealized appreciation (depreciation) of investments for 2004, 2003 and 2002 follows:

	Thomas & Betts
	Common Stock	All Other
	Fund	Investments	Total

Balance at December 31, 2001	$(3,663,961)	$(7,012,444)	$(10,676,405)
Unrealized appreciation (depreciation)	(1,175,142)	(15,562,148)	(16,737,290)

Balance at December 31, 2002	$(4,839,103)	$(22,574,592)	$(27,413,695)
Unrealized appreciation (depreciation)	3,473,991	20,049,826	23,523,817

Balance at December 31, 2003	$(1,365,112)	$(2,524,766)	$(3,889,878)
Unrealized appreciation (depreciation)	2,979,863	8,567,925	11,547,788

Balance at December 31, 2004	$1,614,751	$6,043,159	$7,657,910

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
      During the years ended December 31, 2004, 2003 and 2002, the Plan’s investments — including investments bought and sold, as well as held, during the year — appreciated (depreciated), as follows:

	2004	2003	2002

Thomas & Betts Corporation Stock
Fund	$3,058,289	$2,518,586	$(2,002,961)
Vanguard 500 Index Fund	2,503,062	6,335,978	(7,617,325)
Vanguard U.S. Growth Fund	894,330	3,066,734	(7,153,318)
Vanguard Wellington Fund	1,379,486	4,277,406	(2,889,611)
Vanguard International Growth Fund	719,764	1,038,420	(747,683)
Vanguard Windsor II Fund	1,038,228	1,408,985	(1,248,768)
Vanguard Extended Market Index Fund	567,496	863,237	(452,307)
Vanguard Total Bond Market Index
Fund	(30,559)	(56,558)	140,494
Vanguard Capital Opportunity Fund	430,103	173,837	1,172
Vanguard Explorer Fund	171,630	120,657	(805)
Vanguard LifeStrategy Conservative Growth Fund	14,488	14,947	(6,954)
Vanguard LifeStrategy Growth Fund	75,705	49,159	(2,285)
Vanguard LifeStrategy Income Fund	9,206	23,232	(1,733)
Vanguard LifeStrategy Moderate Growth Fund	48,774	28,818	645
Vanguard PRIMECAP Fund	174,796	90,040	—
Vanguard Growth Index Fund	3,652	14,060	—
Vanguard Short-Term Federal Fund	—	—	10,436
Vanguard Intermediate-Term Treasury Fund	—	—	39,984
Vanguard Windsor Fund	—	—	(81,490)
Vanguard Small-Cap Index Fund	—	—	(47,162)

Net appreciation (depreciation) in fair value of investments	$11,058,450	$19,967,538	$(22,059,671)

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Note 5: Investment Fund Participation
      As of December 31, 2004, the number of participants in each investment fund was as follows:

Number of
Participants

Thomas & Betts Corporation Stock Fund	1,258
Vanguard 500 Index Fund	1,828
Vanguard U.S. Growth Fund	1,411
Vanguard Wellington Fund	1,658
Vanguard International Growth Fund	642
Vanguard Windsor II Fund	671
Vanguard Extended Market Index Fund	437
Vanguard Total Bond Market Index Fund	775
Vanguard Capital Opportunity Fund	217
Vanguard Explorer Fund	161
Vanguard LifeStrategy Conservative Growth Fund	60
Vanguard LifeStrategy Growth Fund	102
Vanguard LifeStrategy Income Fund	84
Vanguard LifeStrategy Moderate Growth Fund	74
Vanguard PRIMECAP Fund	131
Vanguard Growth Index Fund	38
Vanguard Retirement Savings Trust	1,518
Employee Loan Fund	933
      The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.
Note 6: Contributions
      The Corporation’s contributions vest at the end of each year starting with the second year of vesting service, at the rate of 25% each year (fully vested after five years). A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion of his or her employer contribution account, plus earnings thereon. A participant is entitled to receive 100% of the participant’s own contributions plus earnings thereon.
      In addition, employees of certain entities acquired by the Corporation have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the acquired entity’s plan and, in certain cases, to the amount in their employer contribution accounts. Under the provisions of the Plan, amounts forfeited can be restored to a participant if the participant is re-employed within five years of separation. Those forfeited amounts are retained as unallocated plan assets until such time as they are not subject to being

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
restored. They are then used to offset Plan Sponsor matching contributions. Forfeitures used to offset Plan Sponsor contributions totaled $0.5 million, $1.9 million and $0.2 million during the plan year ended December 31, 2004, 2003 and 2002, respectively. The Plan held unallocated assets of $1.3 million and $1.1 million at December 31, 2004 and 2003, respectively. Unallocated assets are invested in the Vanguard Retirement Savings Trust and such assets and related earnings, at times, can reduce future contributions by the Corporation.
Note 7: Termination
      The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts, except to the extent the law or regulations may preclude such vesting in order to prevent discrimination in favor of highly compensated employees.
Note 8: Income Taxes
      The Internal Revenue Service has issued a determination letter dated April 1, 2003 to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and the trust established under the Plan is exempt from income tax under Section 501(c). Since the date of this letter, the Corporation has made amendments to the Plan that in management’s judgment do not impact the Plan’s qualified status.
Note 9: Nonexempt Transactions
      On January 10, 2002, the Corporation paid to the trust established under the Plan $48,970 of participant salary deferrals and loan repayments attributable to the September 23, 2001 through December 23, 2001 payroll periods with respect to approximately 75 participants at one of the Corporation’s facilities. On February 8, 2002, the Corporation paid to the Plan trust $11,763 in earnings on the $48,970 delinquent payments, such earnings determined in accordance with the U.S. Department of Labor Voluntary Fiduciary Correction Program, as then in effect. The Corporation paid to the Internal Revenue Service excise tax in the amount of $112 associated with the delinquent payments.
Note 10: Reconciliation of Financial Statements to Form 5500
      The following is a reconciliation of Liabilities — accounts payable per the financial statements to the Form 5500:

	December 31,

	2004	2003

Accounts payable per the financial statements	$22,942	$—
Deduct: reclassification for Form 5500 purposes	(22,942)	—

Other liabilities per Form 5500	$—	$—

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The following is a reconciliation of Total investment income (loss) per the financial statements to the Form 5500:

	December 31,

	2004	2003	2002

Total investment income (loss) per the financial statements	$15,190,625	$23,155,331	$(18,845,573)
Add: reclassification for Form 5500 purposes	78,726	—	—

Earnings (loss) on investments per Form 5500	$15,269,351	$23,155,331	$(18,845,573)

      The following is a reconciliation of Withdrawals per the financial statements to the Form 5500:

	December 31,

	2004	2003	2002

Withdrawals per the financial statements	$14,816,980	$15,202,406	$19,211,350
Add: reclassification for Form 5500 purposes	55,784	—	—

Total benefit payments, corrective distributions and deemed distributions per Form 5500	$14,872,764	$15,202,406	$19,211,350

Note 11: Investment Contract with Retirement Savings Trust
      The Plan maintains a benefit-responsive investment contract with Vanguard Retirement Savings Trust (Vanguard). Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Vanguard, as it is fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4% for 2004 and 2003. Interest income is calculated and accrued daily using the daily deposit balance in the respective investment contract at the crediting rate of the contract.

Schedule 1
THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Identity of Issue	Description	Fair Value

Thomas & Betts Corporation Stock Fund*	1,139,297 units	$11,484,111
Mutual Funds:
Vanguard 500 Index Fund*	275,512 units	30,758,162
Vanguard U.S. Growth Fund*	873,047 units	14,125,902
Vanguard Wellington Fund*	1,019,501 units	30,778,745
Vanguard International Growth Fund*	270,047 units	5,093,095
Vanguard Windsor II Fund*	252,078 units	7,746,370
Vanguard Extended Market Index Fund*	123,743 units	3,880,577
Vanguard Total Bond Market Index Fund*	644,719 units	6,621,267
Vanguard Capital Opportunity Fund*	99,336 units	3,056,563
Vanguard Explorer Fund*	19,679 units	1,467,487
Vanguard LifeStrategy Conservative Growth Fund*	26,174 units	399,410
Vanguard LifeStrategy Growth Fund*	43,442 units	870,573
Vanguard LifeStrategy Income Fund*	38,507 units	521,006
Vanguard LifeStrategy Moderate Growth Fund*	50,216 units	899,362
Vanguard PRIMECAP Fund*	23,565 units	1,468,106
Vanguard Growth Index Fund*	4,545 units	120,037

Total Funds		119,290,773
Guaranteed Investment Contracts — Vanguard Retirement Savings Trust*	23,986,711 units	23,986,711

Loan Fund — Participant loans, maturity dates ranging from January, 2005 to December, 2009, and interest rates ranging from 5.0% to 10.75%*	4,051,238	4,051,238

Total investments		$147,328,722

*	Vanguard Fiduciary Trust Company and Thomas & Betts Corporation are parties-in-interest with respect to the Plan.
See accompanying independent auditors’ report.

SIGNATURE
      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thomas & Betts Corporation Employees’
Investment Plan

By:	/s/ Stanley P. Locke

Stanley P. Locke
Plan Administrator
Date: June 17, 2005

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

E-1